

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 18, 2013

Via E-mail
Todd Sudeck
Chief Executive Officer
mLight Tech, Inc.
3100 Airway Avenue, Suite 141
Costa Mesa, CA 92626

> **Re: mLight Tech, Inc.**
> **Amendment No.2 to Form 8-K**
> **Filed December 4, 2013**
> **File No. 333-169805**

Dear Mr. Sudeck:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1. Please include the information required under Item 303 of Regulation S-K including your results of operations for the years ended December 31, 2012 and 2011, liquidity and capital resources, and critical accounting policies.

Item 8.01 Other Events, page 4

Description of Our Business, page 5

2. Please disclose the form and year of organization of DKTI.

3. Please revise to provide a more thorough description of your business operations. Your current disclosure appears to focus on a description of paintless dent removal rather than

your current operations. For example, please disclose the number of students enrolled in your training institute over the last two years, number of campuses, teachers and tuition prices. In addition, please disclose whether you offer your training services online. Please provide a brief description of your curriculum including the length of your training program.

4. Please disclose in your summary that your auditors have expressed an opinion regarding your ability to continue as a going concern.

5. Please revise your disclosure to discuss your current financial difficulties, including your loan default under your $400,000 note payable. This discussion should address the terms of agreement to extend the repayment date of the note including your grant of a security interest in all of your assets. Moreover, please disclose the conversion features of this note payable, including the potential issuance of an indeterminate amount of shares to this note holder. Please confirm that the note holder is not an affiliate. Please add a risk factor addressing the risks related to the conversion of this note. Please also discuss defaults under you other notes, including the rights of the note holders to charge an administration fee for non-payment.

6. Please disclose the amount of financing necessary to fund your operations over the next twelve months.

7. Please provide disclosure with respect to all material relationships that existed between the mLight, Edward Sanders and its affiliates, on the one hand, and Todd Sudek, on the other hand, prior to Mr. Sudek's appointment as CEO in June 2013. If no such relationships existed, explain how the parties were introduced and the reasons they decided to proceed with Mr. Sudek's acquisition of the majority shares in mLight. Identify any third parties that played a material role in arranging or facilitating the transaction between Mr. Sudek and Mr. Sanders.

Risk Factors, page 6

Our Operating Results are Difficult to Predict…, page 6

8. We believe that this risk factor disclosure is too generic. Please revise this risk factor to discuss how this risk applies your business and/or operations.

If We Are Unable to Obtain Key Personnel…, page 8

9. Please revise this risk factor to explain why your business is dependent on Mr. Sudeck.

Certain Relationship and Related Transactions, and Director Independence, page 15

    10. Please disclose that the owner of the company utilizes the company's banking function for personal expenses.

Item 9.01 Financial Statements and Exhibits

Exhibit 9.1

Independent Auditor's Report, page 1

    11. Please have your auditors revise their report to reflect that their audits were performed in accordance with standards issued by the Public Company Accounting Oversight Board.

Financial Statements for the Years Ended December 31, 2012 and 2011

Note 1 – Revenue Recognition, page 7

    12. Please confirm to us and disclose, if true, that the deposits are not refundable upon the commencement of the courses. Otherwise, tell us the terms of your refund policy.

    13. Please tell us and disclose the accounting for the remaining tuition not received from the student or the student's employer upon completion of the course.

Note 2 - Payroll Taxes, page 9

    14. Please tell us why you did not accrue the estimated amount of penalties and interest on delinquent payroll taxes pursuant to ASC 450. In addition, disclose the estimated amount of penalties and interest on such taxes that exists in excess of the amount accrued.

Note 3 – Notes Payable, page 10

    15. Please tell us and disclose why the conversion and contingent conversion features of the $400,000 notes payable have not been determined.

Note 4 – Commitments and Contingencies, page 11

    16. Please tell us and disclose the status of the notes in default and whether they will be forgiven by the lenders or extended.

Note 5 – Purchase Commitments, page 12

17. Please tell us and disclose when you expect to negotiate a time extension to fulfill the purchase commitment with your manufacturer and distributor. In the event that an extension cannot be obtained, please disclose the potential impact on your business.

Note 7 – Related Party Transactions, Transactions with Owner, page 13

18. We note that the owner of DKTI has received advances and used the Company's bank accounts to pay personal expenses. Please tell us and disclose if management has ceased advances to its owner and discontinued the payment of his personal expenses from the Company's bank accounts.

Exhibit 9.02

Pro Forma Financial Statements for the Period Ended September 30, 2013

Unaudited Pro-forma Financial Information, page 1

19. Please disclose under Item 5.03 of the Form 8-K any intended change in your fiscal year from the fiscal year end used by you prior to the acquisition of DKTI.

20. It appears to us that you should present your pro forma balance sheets as of June 30, 2013.   Please revise or advise.

21. It appears to us that you should present your pro forma statements of operations for the fiscal year ended September 30, 2012 and the nine months ended June 30, 2013. Please revise or advise.

Pro Forma Balance Sheet at September 30, 2013, page 2
Pro Forma Adjustments at September 30, 2013, page 4

22. The $400,000 note payable contains a conversion feature and a contingent conversion feature with a "significant discount" triggered upon DKTI becoming a public company. Please tell us in detail why the accounting impact of each feature is not reflected in the pro forma financial statements. Refer to your basis in the accounting literature including ASC 470-20.

Pro Forma Adjustment, page 4

23. Please refer to A2. Delete this adjustment since the transaction is a recapitalization.

24. Please refer to B1. Delete this adjustment since it is nonrecurring and reflected in the pro forma balance sheets on page 2.

<u>Significant Notes and Assumptions to Pro-Forma Financial Statements, page 6</u>

25. Since Mr. Sudeck controlled 88.2% of you and 100% of DKTI, the transaction should be accounted for as an acquisition of entities under common control instead of a reverse merger. Please revise to account for such transaction as a recapitalization with no elimination adjustment to your (mLight) retained deficit. In addition, revise Note 8, Subsequent Events, Acquisition Agreement, on page 14 of your financial statements accordingly.

<u>Unaudited Financial Statements for the Periods Ended September 30, 2013 and 2012</u>

26. Please provide complete unaudited comparative financial statements and footnotes for DKTI for the periods ended September 30, 2013 and 2012.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Robert Shapiro, Staff Accountant, at (202) 551-3273 or Dean Suehiro, Senior Staff Accountant, at (202) 551-3384 if you have questions regarding comments on the financial statements and related matters. Please contact Brandon Hill, Attorney Advisor, at (202) 551-3268, Paul Fischer, Attorney Advisor, at (202) 551-3415 or me with any other questions.

Sincerely,

/s/ Larry Spirgel

Larry Spirgel
Assistant Director